UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-19986

CELL GENESYS, INC.

(Exact name of registrant as specified in its charter)

400 Oyster Point Boulevard, Suite 525,

South San Francisco, California

(650) 266-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: ZERO (0)

Explanatory Note:  By virtue of the direct merger of Cell Genesys, Inc. with and into BioSante Pharmaceuticals, Inc., BioSante has assumed Cell Genesys’s reporting obligation under Section 15(d) of the Securities Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934, Cell Genesys, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CELL GENESYS, INC.

Date:	October 27, 2009	By:	/s/ Phillip B. Donenberg
Phillip B. Donenberg, Chief Financial Officer, Treasurer and Secretary of BioSante Pharmaceuticals, Inc., successor in interest to Cell Genesys, Inc. and Authorized Person